SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Announces ENGAGE LIVE, The Largest Virtual Financial Crime Risk Management Customer Event of the Year, Focused on the Power of Always On AI, Dated October 5, 2020.
99.2 NICE Recognized as a Robotic Process Automation Leader in Everest Group's PEAK Matrix for Third Consecutive Year, Dated October 12, 2020.
99.3 NICE to Showcase Strategies for Driving Agile Customer and Employee Experiences, Dated October 13, 2020.
99.4 UK’s Cleveland Police Selects NICE Investigate for Digital Evidence Management Process Transformation in the Cloud, Dated October 14, 2020.
99.5. NICE inContact CXone Stays Ahead of Fast-Changing Customer Expectations with Innovative Features that Fuel Modern Contact Centers, Dated October 15, 2020.
99.6 NICE Investigate Brings Digital Cloud Transformation to Lancashire Constabulary to Provide Faster, More Efficient Investigations and Prosecutions, Dated October 19, 2020.
99.7. Leading European Bank Uses NICE Authentication to Improve Security and Customer Experience, Dated October 20, 2020.
99.8. NICE Satmetrix Selected by Financial Services Company Midland States Bank to Build a Unified Customer-Centric Culture with a Holistic Voice of the Customer, Dated October 21, 2020.
99.9. U.S.’s Second Largest County to Deploy NICE Inform Intelligence Center for Digital Transformation of its Consolidated 911 Operation, Dated October 26, 2020.
99.10. NICE Launches Evidencentral Marketplace, First Open Digital Evidence Management Ecosystem, to Accelerate Digital Transformation for Law Enforcement and Criminal Justice, Dated October 27, 2020.
99.11. CXone Analytics Boosts Contact Center Performance and Extreme Agility, Dated October 28, 2020.
99.12. NICE First to Achieve Microsoft Teams Certification for Unified Communications Recording, Enabling Digital Transformation of Financial Services Organizations, Dated October 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary
Dated: November 3, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Announces ENGAGE LIVE, The Largest Virtual Financial Crime Risk Management Customer Event of the Year, Focused on the Power of Always On AI, Dated October 5, 2020.
99.2 NICE Recognized as a Robotic Process Automation Leader in Everest Group's PEAK Matrix for Third Consecutive Year, Dated October 12, 2020.
99.3 NICE to Showcase Strategies for Driving Agile Customer and Employee Experiences, Dated October 13, 2020.
99.4 UK’s Cleveland Police Selects NICE Investigate for Digital Evidence Management Process Transformation in the Cloud, Dated October 14, 2020.
99.5. NICE inContact CXone Stays Ahead of Fast-Changing Customer Expectations with Innovative Features that Fuel Modern Contact Centers, Dated October 15, 2020.
99.6 NICE Investigate Brings Digital Cloud Transformation to Lancashire Constabulary to Provide Faster, More Efficient Investigations and Prosecutions, Dated October 19, 2020.
99.7. Leading European Bank Uses NICE Authentication to Improve Security and Customer Experience, Dated October 20, 2020.
99.8. NICE Satmetrix Selected by Financial Services Company Midland States Bank to Build a Unified Customer-Centric Culture with a Holistic Voice of the Customer, Dated October 21, 2020.
99.9. U.S.’s Second Largest County to Deploy NICE Inform Intelligence Center for Digital Transformation of its Consolidated 911 Operation, Dated October 26, 2020.
99.10. NICE Launches Evidencentral Marketplace, First Open Digital Evidence Management Ecosystem, to Accelerate Digital Transformation for Law Enforcement and Criminal Justice, Dated October 27, 2020.
99.11. CXone Analytics Boosts Contact Center Performance and Extreme Agility, Dated October 28, 2020.
99.12. NICE First to Achieve Microsoft Teams Certification for Unified Communications Recording, Enabling Digital Transformation of Financial Services Organizations, Dated October 29, 2020.